Turnpoint Global, Inc.

Hamngatan 4

65224 Karlstad, Sweden

December 7, 2011

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Turnpoint Global, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 4, 2011
File No. 333-167401

Dear Ms. Ransom:

Turnpoint Global, Inc. submits this letter to you in response to your letter of November 17, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Prospectus Cover Page, page 2

1.

We note your response to comment three in our letter dated October 24, 2011.  Please also remove your references to the “maximum” amount of the offering on pages 15, 16, 31 and 51, or tell us why it is not appropriate for you to do so.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all references to the “maximum” amount of the offering on pages 15, 16, 31 and 51.

COMMENT:

2.

We note your response to comment five in our letter dated October 24, 2011.  Please explain your statement that you must return deposited funds to investors unless “at least 80% of the investors (both company and shareholder sales) reconfirm their investment.  In this regard, it is unclear to whom you refer when you identify the “company” and “shareholder sales” and why you need to differentiate between investors in this way.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that it has revised the filing and deleted the wording “(both company and shareholder sales)” in this section.

COMMENT:

3.

We note your response to comment six in our letter dated October 24, 2011, however your statements regarding whether interest will be earned on the funds deposited into escrow remain unclear.  For example, in the second full paragraph on page 2 you state that the funds will be returned to investors “without interest” and in the fourth paragraph of the same page you state that if your reconfirmation offering fails, investors will be entitled to “the return of a pro rata portion of the deposited funds (plus interest).”  We also note that page 2 of the subscription Agreement indicates that the Escrow Agent has discretion as to whether to invest subscription funds in an account that may earn interest of dividends on such finds.  Please revise your entire prospectus for consistency.  If proceeds from the offering will not be placed in an interest bearing account initially, but may be placed in an interest bearing account once the offering has closed, please ensure that your disclosure is clear and consistent in this regard.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Escrow Agreement and the entire prospectus were revised to disclose that the subscription agreement funds will be held in a non-interest bearing or minimal interest bearing account.  The Escrow Agreement was revised and all discussion regarding the Escrow Agent has the discretion to invest funds was removed.  In addition, we have revised the filing throughout to provide consistency and clearly state that in the event funds are returned to investors it will be without interest.

COMMENT:

Summary Information and Risk Factors, page 4

Business Overview, page 4

4.

We note your response to comment nine in our letter dated October 24, 2011.  However, it does not appear that you revised your disclosure as indicated in your response.  We also note that the escrow agreement does not appear to include any provisions applicable to the shares held by your current shareholders.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the filing to include a discussion and statements that the Staff previously requested in comment number nine in your letter dated October 24, 2011.  We revised the “Business Overview” section and the “Business Summary” sub-section in the “Description of Business” section of this filing to provide consistency.  In addition, we have revised the Escrow Agreement to include provisions applicable to the escrow of the shares held by our current shareholders as requested by the Staff in this comment.

COMMENT:

Plan of Distribution, page 16

5.

We note your response to comment 19 in our letter dated October 24, 2011.  Please remove the cross-references in the third paragraph of this section, as they appear to reference the section in which they appear, or tell us why it is not appropriate for you to remove such references.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the cross-references wording as it did reference the section in which it appeared.

COMMENT:

Plan of Operation, page 25

6.

We note your response to comment 24 in our letter dated October 24, 2011 and your revised disclosure that “Management has agreed to provide the funds necessary to conduct search activities at no expense to the Company.”  Please expand your disclosure to clarify that funds advanced for operating expenses will, if true, continue to be due upon demand as disclosed in Note 4 to your financial statements.  Further, please expand your disclosure in Note 2 to the financial statements to indicate management has agreed to provide funding for search activities consistent with your disclosure here.  Please also quantify the anticipated amount of funds necessary to conduct your search activities and indicate whether there is any maximum amount of funds your officers and directors have agreed to loan to you.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included a statement in the “Plan of Operation” section to expand our disclosure and clarify the anticipated amount of the costs of the search activities and that management has agreed to provide these funds with no promise of repayment.  The disclosure appears in the section as follows: “It is anticipated that the costs of the search activities will not exceed $15,000 and management has agreed to provide these funds with no promise of repayment.”  Our independent auditors have also included this disclosure in Note 2 of the financial statements as requested by the Staff in this comment.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 29

7.

We note your response to comment 28 in our letter dated October 24, 2011, however it does not appear that you have revised your disclosure accordingly.  In this regard, we note that while it is appropriate for you to disclose the principal line of business EQ Solutions AB pursuant to Rule 401(e) of Regulation S-K, it is unclear how your disclosure beginning with “Mr. Falkman has spent decades…” through the penultimate sentence of your disclosure regarding Mr. Falkman’s experience continues to be relevant in light of the fact that you have revised your disclosure to comply with Rule 419.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised Mr. Falkman’s experience and removed irrelevant discussion beginning with “Mr. Falkman has spent decades…” as this discussion is no long relevant since we now seek compliance with Rule 419.  In addition, we have provided appropriate disclosure of the principal line of business of EQ Solutions AB pursuant to Rule 401of Regulation S-K.

COMMENT:

Report of Independent Registered Public Accounting Firm, page F-1

8.

We note your response to comment 30 in our letter dated October 24, 2011 however only one of the two references to Note 3 were revised.  As previously stated, the last paragraph of the report makes reference to Note 3 Capital Stock for management’s plans regarding its ability to continue as a going concern instead of Note 2 Going Concern.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our independent auditors have provided a report correctly referencing the notes.

COMMENT:

Financial Statements

9.

Please update your financial statements and the related financial information throughout your filing.  Refer to Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that the Company has updated our financial statements and related financial information throughout the filing.

COMMENT:

Exhibit Index, page 52

Exhibit 5.1

10.

Please have counsel revise the opinion to include the file number on the registration statement.  Please also revise to update the date included at the top of the second page.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that counsel has revised the opinion to include the file number on the registration statement and updated the date at the top of the second page.

COMMENT:

Exhibit 23

11.

The consent provided references a report dated June 16, 2011 whereas the report included on page F-1 is dated June 6, 2011.  Please provide a revised and currently dated consent from the independent accountants in your amended filing.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have provided a revised and currently dated consent from the independent accountants.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Bo Falkman

Bo Falkman